Bradley A. Haneberg	Mailing Address:
804 / 771-5790	P.O. Box 27828
bahaneberg@kaufcan.com	Richmond, VA 23261
804 / 771-5700	Three James Center, 12th Floor
fax: 804 / 771-5777	1051 East Cary Street
Richmond, VA 23219

June 8, 2009

By EDGAR and U.S. Mail

Pamela A. Long, Esq.

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tri-Tech Holding Inc.

Amendment No. 1 to Registration Statement on Form S-1

File No: 333-158393 (the “Registration Statement”)

Dear Ms. Long:

On behalf of Tri-Tech Holding Inc. (the “Registrant”) and in response to the comments set forth in your letter dated May 4, 2009, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 1 to the captioned registration statement (the “Amendment”) and the prospectus contained therein (the “Prospectus”). Factual information provided herein has been provided to us by the Registrant. Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed three redlined copies of the Amendment for your review.

General

1.	Please supplementally provide the staff with any pictures or graphics you intend to use for the prospectus. Upon review of such materials, we may have further comments.

With the exception of (i) the Registrant’s logo on the cover page of the prospectus and (ii) the diagram of the Registrant’s corporate structure in the “Summary” (page 5) and “Our Corporate Structure” (page 25) sections of the Prospectus, the Registrant will not utilize any other pictures or graphics in the Prospectus.

2.	Refer to footnote (1) of the fee table. Please note that you may only register an indeterminate number of additional securities that may become issuable pursuant to

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

Chesapeake	Hampton	Newport News	Norfolk	Virginia Beach	Williamsburg

www.kaufmanandcanoles.com

Pamela A. Long, Esq.

6/8/2009

stock splits, stock dividends or similar transactions contemplated by Rule 416 of the Securities Act. Rule 416 does not permit you to register an indeterminate number of additional shares that may be issued upon changes in the exercise price of the warrants. Please confirm your understanding that in the event such adjustment requires you to issue more shares than you are registering on this registration statement, you will file a new registration statement to register those additional shares. See Question 213.02 of the Division’s Compliance and Disclosure Interpretations.

The Registrant acknowledges the Staff’s comment and confirms that in the event that an adjustment to the exercise price of the warrants requires the Registrant to issue more shares than are being registered, the Registrant will file a new registration statement to register such additional shares.

3.	Supplementally advise us as to whether you qualify as a “foreign private issuer,” as defined under Rule 405 of Regulation C and whether you are required to provide the undertaking required by Item 512(a)(4) of Regulation S-K.

The Registrant confirms that it meets the definition of a “foreign private issuer” as defined under Rule 405 of Regulation C. As such, it is required to provide the undertaking required by Item 512(a)(4) of Regulation S-K The Registrant has included the undertaking on page II-3 of the Amendment.

4.	All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment or as soon as possible. Please note that we may have comments on the legal opinion, escrow agreement, and other exhibits once they are filed.

The Registrant acknowledges the Staff’s comment and has filed additional exhibits. Any exhibits not included by the Registrant in this filing will be filed prior to requesting effectiveness.

5.	Please explain the business reasons for using a multi-level business structure involving what appear to be two holding companies, Tri-Tech Holding Inc. and Tri- Tech International Investment Inc.

TTII provides TTB with a platform for international expansion and increases its ability to get involved in international business transactions. TRIT, however, is purely a holding company. The Registrant believes companies registered in the Cayman Islands are more widely accepted for listing on stock exchanges around the world; therefore, the Registrant chose to use a Cayman Islands holding company as its listing company.

Pamela A. Long, Esq.

6/8/2009

6.	Please provide the disclosure required by Item 201(a)(2) of Regulation S-K.

In response to the Staff’s comment, the Registrant has amended the second paragraph under “Shares Eligible for Future Sale” on page 86 of the Prospectus. In addition, the Registrant amended the paragraph under “Shares Eligible for Future Sale – Registration on Form S-8” on page 86 of the Prospectus.

7.	Where you present figures in RMB, please provide a U.S. dollar equivalent.

The Registrant acknowledges the Staff’s comment and has reflected U.S. dollar equivalents throughout the prospectus whenever it presents figures in RMB. The Registrant has also amended the inside front cover of the prospectus on page (i) to reflect the conversion ratio upon which it made such comparisons.

8.	Please disclose the source(s) for all the statistics, trends, and government spending plans discussed in your filing. If you funded or were otherwise affiliated with any of these sources, please disclose this. Otherwise, please confirm that these sources are widely available to the public.

The Registrant acknowledges the comment and has attached as Exhibit 8 to this letter a list of all such statistics, trends and government spending plans, along with the source materials for each statement, except where the text in the registration statement discloses the source. The Registrant did not fund and was not affiliated with any of these sources, and all sources are widely available to the public.

9.	We note that you have incomplete disclosures throughout the filing, including in your Capitalization and Dilution sections on pages 30 and 32. We may have further comments once the additional disclosures are provided.

The Registrant acknowledges the Staff’s comment and has completed these disclosures.

Prospectus Summary, page 1

10.	We note your disclosure in the third full paragraph on page 19, which states that “While [your] British Virgin Islands company, TTII, owns all of the shares of TTB, it also conducts some business in its own right rather than serving solely as a holding company.” In your summary and business discussion, please elaborate on the other business activities in which TTII is engaged.

Pamela A. Long, Esq.

6/8/2009

The Registrant acknowledges the Staff’s comment and has revised the referenced sentence to clarify that the only business activity TTII engages in is software sales. The revised sentence reads as follows:

While our British Virgin Islands company, TTII, owns all of the shares of TTB, it also provides us with a platform to pursue business opportunities overseas and engages in the sale of software rather than serving solely as a holding company.

Pricing/Make-Good Redemption, page 7

11.	Please provide us with more detailed information as to how you determined a valuation at a multiple of approximately 5.63 times your projected 2009 audited net after-tax income was appropriate. Please refer to the AICPA’s Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.”

The Registrant understands that, while the AICPA’s Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” is not an accounting standard and is not approved, disapproved or otherwise acted on by the Commission, it represents practices that a number of private companies have voluntarily applied in valuing securities issuances. The Registrant further understands that, pursuant to Section 7530 of the Division of Corporation Finance’s Financial Reporting Manual, the Commission views the return of escrowed shares like those described on page 6 to officers, directors, employees, consultants or contractors as a compensatory arrangement, which is evaluated for cheap stock issuance concerns.

As a result of the world economic crisis, the multiple of approximately 5.63 times projected 2009 audited net after-tax income represents a significant marketability discount rather than a cheap stock issue. On July 9, 2008, the Registrant and placement agent signed an engagement letter, attached hereto as Exhibit 11, pursuant to which the Registrant’s enterprise value was to be equal to a multiple of 9 times trailing 12 months’ net income.

The July 9, 2008 valuation was based on the placement agent’s experience in conducting best-efforts, minimum/maximum offerings for China-based companies similar in size to the Registrant. The placement agent previously completed three such offerings, which used the following multiples for valuation purposes:

Year	Company	Multiple
2006	eFuture Information Technology, Inc.	Average of 3 times 2004 gross sales and 10 times 2004 net income
2008	Sino-Global Shipping America, Ltd.	12 times trailing 12 months’ net income
2008	Pansoft Company Limited	9.75 times trailing 12 months’ net income

Pamela A. Long, Esq.

6/8/2009

As a result of the worldwide economic crisis, the Registrant and placement agent revisited the valuation of the Registrant’s ordinary shares and reduced the multiple from 9 times trailing 12 months’ net income to 5.63 times projected 2009 audited net after-tax income. In order to mitigate against the risks inherent in using a forward-looking valuation, the Registrant’s founders agreed to place into escrow up to 340,000 ordinary shares, which may be redeemed without cost in whole or part to cause the Registrant’s audited after-tax earnings per share to equal $0.7205 (the per-share projected 2009 audited after-tax earnings, upon which the valuation is based). The accounting effect of returning these shares is excluded from the earnings per share target.

Assuming a maximum offering of 1,700,000 ordinary shares and the redemption of all of the escrowed shares, the effective valuation multiple of the Registrant would have been approximately 5.1:

A. Shares outstanding prior to IPO	3,555,000
B. Shares escrowed (20% of 1,700,000 offered)	340,000
C. Unescrowed shares (A-B)	3,215,000
D. Estimated IPO share price	$6.00
E. Pre-IPO value of company, assuming redemption of escrowed shares (C*D)	$19,290,000
F. Projected 2009 after-tax net income	$3,786,000
G. Effective valuation multiple, assuming redemption of escrowed shares (E/F)	5.1

The initial valuation multiple was, in the placement agent’s experience, well within the range of valuations offered for similar companies at the time the Registrant and placement agent signed the initial engagement letter. The Registrant and placement agent agreed that the lower valuation multiple agreed on prior to filing the registration statement was a necessary marketability discount for the offering, given the economic crisis, notwithstanding the Registrant’s continued growth in an extremely difficult market.

The Offering, page 8

12.	Please discuss the basic terms of the warrants that you have agreed to issue to your underwriter as well as the potential dilutive effect on your post-IPO shareholders assuming all of the warrants are exercised at the earliest date permitted under the Warrant Agreement.

Pamela A. Long, Esq.

6/8/2009

The Registrant has revised the registration statement to discuss the basic terms of the placement agent warrants:

In connection with this offering, we will, for a nominal amount, sell our placement agent warrants to purchase up to ten percent of the shares sold in the offering. These warrants are exercisable for a period of five years from the date of issuance at a price equal to 120% of the price of the shares in this offering. During the term of the warrants, the holders thereof will be given the opportunity to profit from a rise in the market price of our ordinary shares, with a resulting dilution in the interest of our other shareholders. The term on which we could obtain additional capital during the life of these warrants may be adversely affected because the holders of these warrants might be expected to exercise them when we are able to obtain any needed additional capital in a new offering of securities at a price greater than the exercise price of the warrants. If the placement agent exercises all of its warrants, we would have between 2.5% (minimum offering) and 3.2% (maximum offering) more shares outstanding after the placement agent warrant exercise than at the conclusion of the offering, assuming no other issuances and the return of the Founders’ Shares. See “Placement.”

Because the placement agent warrants are exercisable for 120% of the IPO price, the exercise of the placement agent warrants will not have any dilutive effect on investors who purchase shares in the IPO, as they will pay less per share than the warrant exercise price. Nevertheless, the above language describes the effect on shares outstanding after such an exercise, compared with those outstanding immediately upon completion of the IPO.

Risk Factors, page 10

13.	Please revise your risk factors discussion by limiting each subheading and corresponding discussion to one risk. See Item 503(c) of Regulation S-K. Please make conforming revisions to the following risk factor: “The shareholders of Tranhold and Yanyu have potential conflicts of interest with us, which may adversely affect our business,” page 16.

Pursuant to the Staff’s comment, the Registrant made changes throughout the “Risk Factors” section of the Prospectus limiting each subheading and corresponding discussion to a single risk. The Registrant made conforming revisions to the risk factor headed “The shareholders of Tranhold and Yanyu have potential conflicts of interest with us, which may adversely affect our business” on page 14 of the Prospectus.

14.	Your risk factor entitled “Our business benefits from certain government incentives. Expiration, reduction or discontinuation of, or changes to, these incentives will increase our tax burden and reduce our net income,” contains a lot of detail. Please revise to shorten and consider providing a cross reference to a more detailed discussion of the issues in another portion of your prospectus.

Pamela A. Long, Esq.

6/8/2009

Pursuant to the Staff’s comment, the Registrant has substantially shortened the risk factor headed “Our business benefits from certain government incentives. Expiration, reduction or discontinuation of, or changes to, government incentives that we receive will increase our tax burden and reduce our net income” on page 16 of the Prospectus. The Registrant has added a cross reference to more detailed information on page 50 of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Prospectus.

15.	Please include a risk factor that addresses the consequences to your business, the resale price of your shares as well as this offering of the China Securities Regulation Commission, or other PRC regulatory agency, determining that approval is required prior to the listing and trading of your securities as a result of the New M&A Regulations discussed on page 57.

Pursuant to the Staff’s comment, the Registrant has added the following risk factor on page 18 of the Prospectus:

Our failure to obtain prior approval of the China Securities Regulatory Commission (“CSRC”) of the listing and trading of our ordinary shares on a foreign stock exchange could significantly delay this offering or could have a material adverse effect upon our business, operating results, reputation and trading price of our ordinary shares.

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration for Industry and Commerce, the CSRC and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “New M&A Rule”). The New M&A Rule became effective on September 8, 2006. This regulation contains provisions that purport to require that an offshore special purpose vehicle (“SPV”) formed for listing purposes and controlled directly or indirectly by PRC companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published procedures specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of overseas listings.

However, the application of the New M&A Rule remains unclear with no consensus currently existing among leading PRC law firms regarding the scope and applicability of the CSRC approval requirement. Our PRC counsel, Beijing Kang Da Law Firm, has advised us that, based upon their understanding of current PRC laws and regulations:

•

We currently control our Chinese affiliates, Tranhold and Yanyu, by virtue of TTB’s VIE agreements with them, but not through equity interest or asset acquisition which are stipulated in the New M&A Rule; and

Pamela A. Long, Esq.

6/8/2009

•

In spite of the lack of clarity on this issue, the CSRC has not issued any definitive rule or interpretation regarding whether offerings like the one contemplated by this Prospectus are subject to the New M&A Rule.

If the CSRC requires that we obtain its approval prior to the completion of this offering, the offering will be delayed until we obtain CSRC approval, which may take several months. This is also the possibility that we may not be able to obtain such approval. If prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory authorities. These authorities may impose fines and penalties upon our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could have a material adverse effect upon our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to terminate this offering prior to closing.

16.	Please include a risk factor that addresses the possibility of you being classified as a Passive Foreign Investment Company.

Pursuant to the Staff’s comment, the Registrant has added the following risk factor on page 12 of the Prospectus:

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

Based upon the nature of our business activities, we may be classified as a passive foreign investment company (“PFIC”), by the U.S. Internal Revenue Service (“IRS”), for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, a U.S. investor will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either:

•	75% or more of our gross income in a taxable year is passive income; or

•	the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%.

Pamela A. Long, Esq.

6/8/2009

The calculation of the value of our assets is based, in part, on the then market value of our ordinary shares, which is subject to change. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We cannot assure you that we will not be a PFIC for any taxable year. See “Taxation – United States Federal Income Taxation – Passive Foreign Investment Company.”

Dividend Policy, page 29

17.	Please delete the repetitive paragraph under this heading.

In response to the Staff’s comment, the Registrant has deleted the second paragraph under the heading “Dividend Policy” on page 27 of the Prospectus.

Capitalization, page 30

18.	Once you have included all amounts to be presented in your capitalization tables, please ensure you clearly show how you are arriving at each pro forma adjusted and pro forma adjusted for IPO amount in the notes to your capitalization tables. You should also disclose any significant estimates and/or assumptions used to arrive at each of these amounts.

The Registrant acknowledges the comment and has included footnotes to explain its calculation of all pro forma amounts, including all significant estimates or assumptions used in its calculations.

Exchange Rate Information, page 31

19.	Please clarify your disclosure that your functional currency is the RMB. In this regard, we note your disclosures elsewhere in the filing that the functional currency of your PRC subsidiary and VIEs is the RMB, while your functional currency is the United States dollar.

The Registrant acknowledges the Staff’s comment and has revised the Prospectus to clarify that the financial records of the PRC subsidiary and the VIEs are maintained in RMB, but that the Registrant’s functional currency is the U.S. dollar. The Registrant has revised the first two sentences under the heading Exchange Rate Information at page 29 to read as follows:

Our business is primarily conducted in China, and the financial records of our PRC subsidiary and the VIEs are maintained in RMB, their functional currency. However, we use the U.S. dollar as our reporting and functional currency; therefore, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates, for the convenience of the readers.

Pamela A. Long, Esq.

6/8/2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

General

20.	Please expand MD&A to provide a discussion of recent economic events and their current and expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information on your customers, recent order activity, expected trends, management’s response for managing these events, potential future actions by management and other detailed information. Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity.

The Registrant acknowledges the Staff’s comment and has revised the MD&A section of the Prospectus to include discussion regarding the impact of recent economic events on the Registrant’s operations, financial position and liquidity. The Registrant has also expanded its discussion regarding cash flow management to address how recent economic events have impacted current and future cash flows and the Registrant’s access to other sources of liquidity. The disclosure is revised as follows and can be found under the heading “Macro-economic Factors and Chinese Government Response” on page 35 of the Prospectus.

Macro-economic Factors and Chinese Government Response

The financial crisis started in the second half of 2008 and soon became a global economic crisis as financial markets around the world deteriorated. The crisis eventually spread to other sectors such as manufacturing. The global economic growth rate also significantly decreased. Under such an uncertain and unstable economy and market, the Chinese government adjusted several major economic policies, including the use of a stimulus package in an effort to reach an 8% annual economic growth rate in 2009 and to encourage major banks to increase liquidity. This resulted in $663 billion increase in loans in the first quarter of 2009. Water resources and environmental protection infrastructure construction is one of the major sectors that is expected to benefit from this increased liquidity. China enjoyed a 6.1% GDP growth rate in the first quarter of 2009, which was much higher than global rates and a large foreign currency surplus has strengthened China’s ability to weather the economic crisis. Also, it appears that the Chinese government’s $585 billion stimulus package is starting to have a positive impact on overall economic performance. Approximately 10% of the $585 billion will be invested in water resources, environmental protection and eco-system improvement projects. In addition to this stimulus package, the Central Government increased spending in water resources facility construction by $29 billion in the fourth quarter of 2008.

Pamela A. Long, Esq.

6/8/2009

During the 3rd International Forum of China Urban Water Development on November 7, 2008, Mr. Qiu Baoxing, Vice-Ministry of Housing and Urban-Rural Development of the China, said water pollution control in rural areas became a major area for Government investments. $145 billion will be allocated to approximately 20,000 small sewage treatment facilities. Currently, China has over 38,400 small towns with approximately 112 million in population. Most of these small towns do not have sewage collecting and treatment systems, resulting in severe water pollution and threatening sources of drinking water and ecological systems.

Based on the data shown above, we believe that Tri-Tech is likely to continue to grow in 2009 because our business scope includes water resources, flood control and mitigation, water quality monitoring and assessment, municipal water and wastewater management, water reuse, and odor control, all areas that are poised to benefit from China’s infrastructure investment.

New Opportunities in Water Resources and Wastewater Treatment

We are currently pursuing over 100 smaller river basin flood monitoring and forecasting systems with a market potential of approximately $72.5 million, and groundwater monitoring systems for over 100 counties across the country with a market potential of another $72.5 million. There can be no guarantee that we will be successful in these endeavors. Through local distributors and partnerships, we also promote our proprietary products targeting the water monitoring and dispatching systems of the Northward Rerouting of Southern River engineering construction, which has market potential of approximately $43.5 million.

Our wastewater treatment business segment focuses on Tianjin City and Hebei Province. Specifically, the Tianjin Binhai New Area spurs the total output value growth with major new infrastructure projects. The total GDP output value of the Binhai New Area is expected to increase by 22%. Within the next few years, Binhai New Area plans to construct over 40 large scale pumping stations and over 30 sewage treatment plants with a total market potential of approximately $8.7 billion.

Hebei Province is another targeted market. Hebei Province plans to construct over 50 sewage and grey water reuse treatment plants in the next two years.

Pamela A. Long, Esq.

6/8/2009

We also actively pursue opportunities in the industrial wastewater and process tail gas treatment market in the petrochemical industry, such as SINOPEC Yanshan Plant, PetroChina Jilin Plant, SINOPEC Anqing Plant, and Dalian.

Currently almost all newly designed sewage treatment plants have odorous gases containment and control requirements. As such, we expect an increase in sales of proprietary biofiltration odor control systems.

To take advantage of these new market opportunities, we continue to increase our workforce to meet the increased work load. In order to pursue several major new water projects, we registered a branch office in Tianjin Dongli Economic Development Zone and set up a branch office in Hebei Province to get closer to our clients.

Working Capital and Cash Flow Management

Due to the increase in purchase orders, we feel some pressure from the shortage of working capital. In the short-term, we will try to accelerate our collection of accounts receivable, extend our credit with our vendors, and borrow short-term loans, to relieve the shortage of working capital. For our middle-term strategy, we are actively seeking funding sources, including loans and our initial public offering.

21.	Please provide a comprehensive discussion of the significant changes in your sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources. Please also discuss how you determined that these sources of cash will still be sufficient to meet your cash and liquidity requirements on both a short-term and long-term basis. In doing so, please also disclose whether you are dependent upon the offering proceeds or not. Please also disclose if you expect any alternative sources of funding to be available in the future. Your discussion should address that you had net cash used in operating activities during the year ended December 31, 2008. Ensure you also disclose any known and anticipated trends, demands, commitments, events or uncertainties that are reasonably likely to materially increase or decrease liquidity. Refer to Items 303(a)(1) and (2) of Regulation S-K.

The Registrant acknowledges the comment and has revised the disclosure under the heading “Liquidity and Capital Resources” beginning at page 44 accordingly.

22.	Please discuss in your liquidity section the changes in your operating, investing, and financing cash flows as depicted in your statement of cash flows. Your discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. Please refer to the SEC Interpretive Release No. 33-8350.

Pamela A. Long, Esq.

6/8/2009

The Registrant acknowledges the comment and has revised the “Liquidity and Capital Resources” section of the Prospectus at beginning at page 44 to discuss changes in operating, investing, and financing cash flows as depicted in the statement of cash flows. The revised discussion focuses on the primary drivers and other material factors necessary to understand its cash flows and the indicative value of historical cash flows.

Critical Accounting Policies, page 37

Revenue Recognition, page 37

23.	You disclose that you recognize claims for additional contract costs in accordance with paragraphs 62 and 65 of SOP 81-1. Please clarify to disclose how unapproved change orders are treated in your percentage of completion method of accounting for revenue. If you include unapproved change orders in your accounting for revenue, please disclose if you assume a profit component on these orders. If you assume a profit component, please tell us why you feel this is appropriate.

The Registrant acknowledges the comment and has revised the disclosure in the third paragraph under the heading “Revenue Recognition” at page 37 to clarify that unapproved change orders are also recognized in accordance with paragraphs 62 and 65 of SOP 81-1; however, the Registrant has not experienced significant unapproved change orders in the past. The revised paragraph reads as follows:

At the time a loss on a contract becomes known, we recognize the entire amount of the estimated ultimate loss. Our company recognizes unapproved change orders and claims for additional contract costs upon a signed change order from the customer or in accordance with paragraphs 62 and 65 of SOP 81-1. However, we have not experienced significant unapproved change orders in the past.

Accounts Receivable, page 38

24.	Based on your balance sheets and footnote 3, it appears you have recorded an allowance for doubtful accounts of $62,286 and $39,351 as of December 31, 2008 and 2007. As such, please revise your disclosure on page 39 that you “have determined that an allowance was not required at the balance sheet dates.”

Pamela A. Long, Esq.

6/8/2009

In response to the Staff’s comment, the Registrant has replaced the sentence from page 38 that stated “Based on the foregoing, we have determined that an allowance was not required at the balance sheet dates,” with a sentence stating “Our allowances for doubtful accounts during the years ended December 31, 2008, 2007 and the quarter ended March 31, 2009 were $22,935, $456 and $10,178, respectively.”

Results of Operations, page 41

25.	Please discuss the business reasons for the changes between periods in revenues, gross profit and income before income taxes of each of your segments. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. See Item 303(a)(3) of Regulation S-K.

In response to the Staff’s comment, the Registrant has revised the disclosure under the heading “Results of Operations” to include a new section at page 43 entitled “Segment Information.” Under this heading the Registrant has disclosed the business reasons for changes between period in revenues, gross profit and income before income taxes and minority interest for both of its segments. The Registrant has also disclosed the amount of each significant change in line items between periods and the business reasons for it.

26.	You disclose on page 42 that cash used in operations during the year ended December 31, 2008 was $217 thousand. Based on your statement of cash flows, it appears that cash used in operations was actually $396 thousand. Please advise or revise accordingly.

In response to the Staff’s comment, the Registrant clarifies that the referenced disclosure of cash provided by operating activities of $217.7 thousand did not include the effect of exchange rate changes on cash and cash equivalents of $178,000. As such, the Registrant has revised the cash flow table under the heading “Cash Flows and Working Capital” on page 44 to show that cash provided by operating activities for the year ended December 31, 2008 was $395,822.

Pamela A. Long, Esq.

6/8/2009

Our Business, page 46

27.	Please discuss your sources and availability of raw materials and disclose the names of your principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.

In response to the Staff’s comment, the Registrant has revised the “Our Business” section of the Prospectus at page 59 under the heading “Principal Suppliers” to include a chart identifying the principal suppliers for certain materials. However, the Registrant clarifies that its sources for raw materials and its suppliers vary on a project-by-project basis. Each client has different needs and may request that certain suppliers be used. As such, the Registrant does not maintain long-term supply contracts with any principal suppliers.

Lines of Service, page 50

28.	Please disclose the percentage of your revenues that are derived from each of your segments.

In response to the Staff’s comment, the Registrant has revised the Prospectus to include tables identifying the percentage of revenues derived from each business segment for the 2007 and 2008 fiscal years.

Representative Projects, page 52

29.	In order to provide context for the listed projects, please disclose the revenue generated from each of the projects catalogued as well as the developmental state of each project.

In response to the Staff’s comment, the Registrant has revised the disclosure under the heading “Representative Projects” at pages 61-62 to include the revenue generated from each project listed as well as the current status of each project.

Competition, page 53

30.	Please discuss your competitive position in your industry and the methods of competition. Please provide significantly more detail in this regard. For instance, when discussing your competitors, provide a specific basis for each of the bulleted competitive strengths that you state differentiate you from your competitors. See Item 101(h)(4)(iv) of Regulation S-K.

Pamela A. Long, Esq.

6/8/2009

In response to the Staff’s comment, the Registrant has revised its disclosure under the heading “Competition” at page 63. The Registrant has focused on its ability to compete in the market, the basis on which it competes against both Chinese and international firms to obtain projects and its comparative strengths and weaknesses compared to its competitors.

Proprietary Rights, page 54

31.	We note your reliance on intellectual property rights and your statement that Chinese laws may not protect these rights as fully as in the United States. Please discuss the differences in these laws and the threat, if any, that they pose to your business.

In response the Staff’s comment, the Registrant has inserted the following paragraphs discussing the differences in the intellectual property rights of China and the United States and the threat they pose to our business, as the second and third paragraphs under the heading “Proprietary Rights” at page 65:

In 1998, China established the State Intellectual Property Office (“SIPO”) to coordinate China’s intellectual property enforcement efforts. SIPO is responsible for granting and enforcing patents, as well as coordinating intellectual property rights related to copyrights and trademarks. Protection of intellectual property in China follows a two-track system. The first track is administrative in nature, whereby a holder of intellectual property rights files a complaint at a local administrative office. Determining which intellectual property agency can be confusing, as jurisdiction of intellectual property matters is diffused throughout a number of government agencies and offices, which each are typically responsible for the protection afforded by one statute or one specific area of intellectual property-related law. The second track is a judicial track, whereby complaints are filed through the Chinese court system. Since 1993, China has maintained various intellectual property tribunals. The total volume of intellectual property related litigation, however, remains small.

Although there are differences in intellectual property rights between the United States and China, of most significance to our company is the inexperience of China in connection with the development and protection of intellectual property rights. Similar to the United States, China has chosen to protect software under copyright law rather than trade secrets, patent or contract law. As such, we will attempt to protect our intellectual property assets pursuant to Chinese laws that have only recently been adopted. Unlike the United States, which has lengthy case law related to the interpretation and applicability of intellectual property law, China is currently in the process of developing such interpretations.

Pamela A. Long, Esq.

6/8/2009

32.	Please disclose the duration of your patents. See Item 101(h)(4)(vii) of Regulation S-K.

In response to the Staff’s comment, the Registrant has added the following material following the first sentence of the second paragraph under “Our Company – Proprietary Rights” on page 65 of the Prospectus:

The duration of our patents is as follows:

•	Tranhold Patent	–	Biofiltration Odor Control System (Invention) August 24, 2004 to August 24, 2024.

•	Yanyu Patent	–	Automatic Monitoring Control for Real-Time Hydrology Information and Disaster pre-Alert/Alarm System (Utility Model) August 24, 2006 to August 23, 2016.

Employees, page 55

33.	Please disclose how many persons you employ on a full-time basis. See Item 101(h)(4)(xii) of Regulation S-K.

The Registrant acknowledges the comment and revised the first sentence under the heading “Employees” to state, “As of June 5, 2009, the Company had 108 full-time employees, all but two of whom were based in China.”

Regulation, page 56

34.	We note that Yanyu and Tranhold are engaged in an “encouraged industry,” under the Foreign Investment Industrial Guidance Catalogue. Please discuss the material effects on your business of being an “encouraged industry” and whether and how Yanyu’s and Tranhold’s industry statuses may change. See Item 101(h)(4)(ix) of Regulation S-K.

In response to the Staff’s comment, the Registrant has added the following material after the last sentence in “Regulation – Restriction on Foreign Ownership” on page 67 of the Prospectus:

Such a designation offers businesses distinct advantages. For example, businesses engaged in encouraged industries:

•	are not subject to restrictions on foreign investment, and, as such, foreign investors can own a majority in Sino-foreign joint ventures or established wholly-owned foreign enterprises in the PRC;

Pamela A. Long, Esq.

6/8/2009

•

provided such company has total investment of less than $100 million, the company is subject to regional (not central) government examination and approval which are generally more efficient and less time-consuming; and

•	may import certain equipment while enjoying a tariff and import-stage value-added tax exemption.

The National Development and Reform Commission and the Ministry of Commerce periodically jointly revise the Foreign Investment Industrial Guidance Catalogue. As such, there is a possibility that our company’s business may fall outside the scope of the definition of an encouraged industry in the future. Should this occur, we would no longer benefit from such designation.

New M&A Regulations and Overseas Listings, page 57

35.	Please define all terms in your registration statement before you abbreviate them with initials, including, for example CSRC (page 57) and MII (page 58).

In response to the Staff’s comment, the Registrant has revised the Amendment to ensure that terms are defined prior to the initial use of abbreviations.

36.	We note that your PRC counsel, Beijing Kang Da Law Firm rendered an opinion discussed in this section. Please file the opinion of this counsel as an exhibit 99 to your next amended registration statement.

The Registrant acknowledges the Staff’s comment and has filed an opinion from Beijing Kang Da Law Firm as Exhibit 99.3 to the registration statement.

Software and Systems Integration Industries, page 58

37.

We note from the last paragraph on page 58 that a software product cannot be sold in China without completing the registration process administered by MII and, from the third paragraph on page 59, that you are still in the process of obtaining some of

Pamela A. Long, Esq.

6/8/2009

the certificates, permits or licenses necessary for conducting your business. Please disclose the approval status for each of the products that you are required to register with MII and, for any product not yet registered, the anticipated timeframe for completing the process.

Pursuant to the Staff’s comment, the Registrant has amended the fifth paragraph under “Our Business – Software and Systems Integration Industries” to accurately reflect that the Registrant has now received all certificates, permits and licenses necessary to conduct its business.

Tax – Income, Tax, page 59

38.	We note from the last paragraph on page 59 and elsewhere that an entity benefits from preferential tax treatment by PRC so long as they meet the definition of “qualifying high-technology enterprises.” Please disclose the definition of a “qualifying high-technology enterprise.” In addition, please state clearly whether TTB, Tranhold, and Yanyu currently meet this definition and what treatment each of them currently receives.

In response to the Staff’s comment, the Registrant has added the following material as the sixth paragraph under “Regulation – Tax – Income Tax” on page 71 of the Prospectus:

The Chinese Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation jointly released a “Notice on Printing and Distributing the Administrative Measures for Determination of High-Technology Enterprise (the “Notice”) on April 14, 2008. The Notice, which took effect retroactively as of January 1, 2008, defines “qualifying high-technology enterprises” as businesses that:

•	have been registered for one year or longer within the PRC (excluding Hong Kong, Macao and Taiwan);

•	have devoted significant effort to research and development of intellectual property;

•	have developed independent intellectual property rights essential to their business; and

•	are currently conducting business utilizing such intellectual property rights.

The Notice also details the steps necessary to obtain governmental approval of such status. As of the date of this prospectus, TTB and Tranhold held active Approval Certificates of High Technology Enterprise issued by the Beijing Municipal Science and Technology Commission. Yanyu has previously received such designation, but its Approval Certificate has expired. Until Yanyu reapplies, it will not be deemed to be a “qualified high-technology enterprise.”

Pamela A. Long, Esq.

6/8/2009

Executive Compensation. page 63

39.	Please discuss the material terms of your principal executive officer’s employment agreement, whether or not reduced to writing. See Item 402(o)(1) of Regulation S-K. We note your disclosure on page 66 under the heading entitled “Employment Agreements”; however, please expand this discussion and move it to immediately follow your summary compensation table on page 63.

In response to the Staff’s comment, the Registrant has moved the section titled “Employment Agreements” as requested. The Registrant has also expanded the disclosure in this section to include the following information after the first paragraph:

Our employment agreements with our executive officers generally provide for a term of five years and a salary to be paid monthly. The agreements also provide that executive officers are to work an average of forty hours per week and are entitled to all legal holidays as well as other paid leave in accordance with PRC laws and regulations and our internal work policies. Under such agreements, our executive officers can be terminated for cause without further compensation. The employment agreements also provide that we will pay for all mandatory social security programs for our executive officers in accordance with PRC regulations. During the agreement and for two (2) years afterward, our executive officers are subject to keep our trade secrets confidential.

Director Compensation, page 65

40.	We note your disclosure that “All directors hold office until the next annual meeting of shareholders and until their successors have been duly elected and qualified.” However, this appears inconsistent with your disclosure in footnotes 4, 5, and 6 to the table on page 62, among other places, which represents that you have a classified board structure.

The Registrant has clarified that, as the Registrant has a classified board structure, “All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified.”

Related Party Transactions, page 67

Prior Related Party Transactions, page 67

41.

We note that in 2006 TTII borrowed $102,625 from a shareholder of Tranhold and that Tranhold repaid a portion to the shareholder in 2008 and plans to repay the remaining portion in 2009. Please discuss the nature and extent of the arrangement

Pamela A. Long, Esq.

6/8/2009

between TTII and Tranhold pursuant to which the latter paid and will pay the former’s debts. Please also reconcile this disclosure with that provided on page F-20 under footnote 12, which states that TTII, rather than Tranhold, has and will make these debt payments.

The Registrant has revised the discussion of prior related party transactions to clarify that the entire amount has been repaid to the shareholder of Tranhold. The Registrant has clarified that Tranhold, rather than TTII, borrowed $102,625 from the shareholder in question. Consequently, Tranhold repaid the amount. The Registrant has revised the disclosure on page F-20 accordingly.

Principal Shareholders, page 68

42.	Please provide the disclosure required by Item 201(b) of Regulation S-K.

In response to the Staff’s comment, the Registrant added the following sentence to the end of the second paragraph under “Principal Shareholders” on page 79 of the Prospectus: “As of the date of the prospectus, we had 10 shareholders of record.”

Description of Share Capital, page 69

Limitations on Transfer of Shares, page 69

43.	Please elaborate on your disclosure that your directors have the right to decline to register any transfer of shares. For example, what are the practical effects of a share transfer not being registered?

In response to the Staff’s comment, the Registrant has added the following language under the heading “Description of Share Capital – Limitation Transfer of Shares” on page 81 of the Prospectus:

Pursuant to Cayman Islands law, our directors possess a right to refuse to register a share transfer. This right is generally entrenched in a company’s Articles of Association, and said right is contained in our Articles of Association. Cayman Islands law intends for this right to be exercised consistently with a director’s fiduciary duty to shareholders. This power is usually delegated to the company’s registrar and is intended to be utilized as a mechanism to prevent fraudulent transfers of ordinary shares.

Pamela A. Long, Esq.

6/8/2009

Differences in Corporate Law, page 70

Indemnification of directors and executive officers and limitation of liability, page 72

44.	We note your disclosure on the top of page 73 that your “memorandum and articles of association permit indemnification of officers and directors…unless such losses or damages arise from dishonesty, fraud, gross negligence or willful default of such directors or officers.” However, this disclosure appears inconsistent with that provided on page II-I under the heading “Item 14. Indemnification of Directors and Officers” and with Article 118 of your Articles of Association. Therefore, please revise your disclosure accordingly.

In response to the Staff’s comment, the Registrant has revised “Item 14: Indemnification of Directors and Officers” to clarify that Cayman Islands common law and the Registrant’s Articles of Association provide that indemnification is unavailable in the event of dishonesty, fraud, gross negligence or willful neglect. Article 118 of the Registrant’s Articles of Association explicitly prohibits indemnification in cases involving “willful neglect or default.” Cayman Islands common law would further prohibit indemnification in cases involving dishonesty, fraud and gross negligence even if those terms are not explicitly set forth in the Articles of Association, just as indemnification will be unavailable/unenforceable for cases involving liabilities arising under the Securities Act of 1933, notwithstanding the absence of that exclusion in the Articles of Association.

Changes in Capital, page 69

45.	Please define “ordinary resolution” and “special resolution,” clarifying whether they are actions taken by your board of director or shareholders. In addition, disclose any applicable voting, quorum, notice and other related requirements that must be satisfied to pass each form of resolution. NTR—these questions are answered in their articles of association; however, I believe they should expand their disclosure in the registration statement itself.

In response to the Staff’s comment, the Registrant has added the following sentence after the first sentence of the first paragraph under “Description of Share Capital – Changes in Capital” on page 81 of the Prospectus:

An ordinary resolution is a resolution that must be approved by holders of a majority of outstanding voting shares to become effective.

In addition the Registrant has added the following material after the second paragraph under “Description of Share Capital – Changes in Capital” on page 81 of the Prospectus:

A special resolution is a resolution that must be approved by holders of more than two-thirds ( 2/3) of outstanding voting shares to become effective. While a company’s Articles of Association may impose a higher threshold, our Articles of Association maintain the two-thirds ( 2/3) requirement.

Pamela A. Long, Esq.

6/8/2009

Enforceability of Civil Liabilities, page 80

46.	Please disclose whether your Memorandum of Association contains provisions for the requiring that disputes, including those arising under the laws of the United States, between you, your officers and directors and shareholders, be arbitrated.

The Registrant has included the following sentence in response to the Staff’s comment, as the last sentence of the last paragraph under “Enforceability of Civil Liabilities” on page 92 of the Prospectus:

In addition, our Articles of Memorandum do not require arbitration of disputes, including those arising under the laws of the United States, between our company, our officers and directors and our shareholders.

Placement, page 81

47.	Please clarify that investors’ checks should be made payable to the Escrow Agent.

In response to the Staff’s comment, the Registrant has added the following sentence as the third sentence of the second paragraph under “Placement” on page 93 of the Prospectus:

Investors should make all checks for an investment in this offering payable to the Escrow Agent.

48.	Please clarify your statement that the placement agreement is subject to the condition that there shall not have occurred a suspension or material limitation of trading in securities generally on the New York Stock Exchange.

In response to the Staff’s comment, the Registrant has amended the third paragraph under “Placement” on page 93 of the Prospectus to read as follows:

Pursuant to that certain placement agreement by and between the placement agent and us, the obligations of the placement agent to solicit offers to purchase the shares and of investors solicited by the placement agent to purchase our ordinary shares are subject to approval of certain legal matters by counsel to the placement agent. The placement agent’s ability to complete this “best efforts minimum/maximum” transaction is dependent upon the existence of stable U.S. trading markets. As such, the placement agent’s obligations

Pamela A. Long, Esq.

6/8/2009

under the placement agreement are also subject to various conditions which are customary in transactions of this type, including that, as of the closing of the offering, there shall not have occurred (i) a suspension or material limitation in trading in securities generally on the New York Stock Exchange or the publication of quotations on the NASDAQ Stock Market (National Market System or Capital Market); (ii) a general moratorium on commercial banking activities in the State of New York or China; (iii) the engagement by the United States or China in hostilities which have resulted in the declaration of a national emergency or war if any such event would have a material adverse effect, in the placement agent’s reasonable judgment, as to make it impracticable or inadvisable to proceed with the solicitation of offers to consummate the offering with respect to investors solicited by the placement agent on the terms and conditions contemplated herein.

Financial Statements

General

49.	Page i indicates that a stock split will occur before the completion of this offering. Please revise your financial statements and your disclosures throughout the filing to give retroactive effect to the expected stock split. Doing this in the next amendment will save us substantial review time in future amendments. If your auditors believe that only a “draft” report can be presented, due to a pending future event such as the stock split, they must include in the filing a signed and dated preface to their “draft” report stating the reason for the “draft” report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. The signed, dated, and unrestricted auditor’s report must be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X.

The Registrant acknowledges the comment and has revised the financial statements to give retroactive effect to the expected stock split. A draft audit report is attached to the financial statements.

50.	You disclose on page 42 that you include depreciation in general and administrative expenses. If you do not allocate a portion of your depreciation and amortization to cost of revenues, please revise your presentation to comply with SAB Topic 11:B, which would include revising the cost of revenues title and removing the gross profit subtotal throughout the filing.

Pamela A. Long, Esq.

6/8/2009

The Registrant acknowledges the Staff’s comment and confirms that it does not allocate any portion of depreciation and amortization to cost of revenues. The Registrant’s depreciation cost was mainly attributable to the depreciation of office equipment and vehicles, which could not be directly allocated to any specific ongoing projects. Furthermore, amortization cost was mainly attributable to the amortization of technology platforms which support research and development and ongoing projects. Therefore, depreciation and amortization expenses are charged to general and administrative expenses.

51.	It appears that you have restricted cash based on your disclosure on pages F-13 and F-19. Please disclose in your footnotes the amount of restricted cash you have, the nature of the restrictions, including the length of time the cash is restricted, and tell us what consideration you gave to presenting restricted cash as a non-current asset on the face of your balance sheets. Please refer to paragraphs 7-10 of SFAS 95.

In response to the Staff’s comment, the Registrant has removed the references to “restricted cash” in the financial statements as the Registrant does not have “restricted cash.”

52.	Please expand the notes to your financial statements to address the disclosure requirements set forth in paragraphs C4 and C5 of FSP FAS 140-4 and FIN 46(R)-8.

The Registrant acknowledges the comment and has revised its disclosure under Note 1 to the Financial Statements to address all of the requirements set forth in C4 and C5 of FSP FAS 140-4 and FIN 46(R)-8.

53.	Please disclose in the notes to your financial statements the nature of the agreements with Tranhold and Yanyu, including their contractually-obligated payments to TTB. In addition, disclose your reliance on dividends paid by TTB for your cash needs and disclose any restrictions that may apply to these agreements.

The Registrant has disclosed in the notes to its financial statements the nature of the agreements with Tranhold and Yanyu. The following language replaces the last paragraph of Note 1:

By November 28, 2008, the Company had completed two steps of reorganization. The Company first returned its shares to the original shareholders of Tranhold and Yanyu. These shareholders are major shareholders, directors, corporate level executives and key employees of the Company. Legally, Tranhold and Yanyu returned to their legal status prior to the acquisitions in 2007. Concurrently, on November 28, 2008, the Company signed and executed with Tranhold and Yanyu a series of contractual agreements with a 25-year, renewable term. These contractual agreements require the pledge of the original shareholders’ equity interests and stock certificates of the VIEs. At any time during the

Pamela A. Long, Esq.

6/8/2009

agreement period, the Company has absolute rights to acquire any portion of the equity interests of those VIEs under no-cost conditions. In addition, the Company has absolute rights to appoint directors and officers of those VIEs and to obtain the profits from those VIEs. These agreements consist of the following agreements:

Exclusive Technical and Consulting Service Agreement. Each of Yanyu and Tranhold has entered into an Exclusive Technical and Consulting Service Agreement with TTB, which agreement provides that TTB will be the exclusive provider of technical and consulting services to Yanyu and Tranhold, as appropriate, and that each of them will in turn pay 90% of its profits to TTB for such services. In addition to such payment, Yanyu and Tranhold agree to reimburse TTB for TTB’s expenses (other than TTB’s income taxes) incurred in connection with its provision of services under the agreement. Payments will be made on a quarterly basis, with any over- or underpayment to be reconciled once each of Tranhold’s and Yanyu’s annual net profits, as applicable, are determined at its fiscal year end. Any payment from TTB to TTII would need to comply with applicable Chinese laws affecting payments from Chinese companies to non-Chinese companies. Although based on this agreement TTB is only entitled to 90% of its net profits, TTB is also entitled to the remaining share of the net profits of the VIEs through dividends per the Proxy Agreement and Equity Interest Pledge Agreement as discussed below. The Company is reliant on dividends paid by TTB for its cash needs, and TTB relies on payments from Yanyu and Tranhold to be able to pay such dividends to the Company.

Management Fee Payment Agreement. Each of the shareholders of Yanyu and Tranhold (other than Beijing Yan Yu Communications Telemetry United New Technology Development Department, a Chinese State Owned Entity (the “SOE Shareholder”) of Yanyu) has entered into a Management Fee Payment Agreement, which provides that in the event TTB exercises its rights to purchase the equity interests of the Yanyu or Tranhold shareholders (other than those owned by the SOE Shareholder of Yanyu) under the Equity Interest Purchase Agreements, such shareholders shall pay a Management Fee to TTB in an amount equal to the amount of the Transfer Fee received by the such shareholders under the Equity Interest Purchase Agreement.

Proxy Agreement. Each of the shareholders of Yanyu and Tranhold (other than the SOE Shareholder of Yanyu) has executed a Proxy Agreement authorizing TTB to exercise any and all shareholder rights associated with his ownership in Yanyu or Tranhold, as appropriate, including the right to attend shareholders’ meetings, the right to execute shareholders’ resolutions, the right to sell, assign, transfer or pledge any or all of the equity interest in Yanyu or Tranhold, as appropriate, and the right to vote such equity interest for any and all matters.

Equity Interest Pledge Agreement. TTB and the shareholders of each of Tranhold and Yanyu (other than the SOE Shareholder of Yanyu) have entered in Equity Interest Pledge Agreements, pursuant to which each such shareholder pledges all of his shares of Tranhold or Yanyu, as appropriate, to TTB.

Pamela A. Long, Esq.

6/8/2009

If Tranhold or Yanyu or any of its respective shareholders (other than the SOE Shareholder of Yanyu) breaches its respective contractual obligations, TTB, as pledgee, will be entitled to certain rights, including the right to foreclose on the pledged equity interests. Such Tranhold and Yanyu shareholders have agreed not to dispose of the pledged equity interests or take any actions that would prejudice TTB’s interest. According to this agreement, TTB has absolute rights to obtain any and full dividends related to the equity interest pledged during the term of the pledge.

Exclusive Equity Interest Purchase Agreement. Each of the shareholders of each of Tranhold and Yanyu (other than the SOE Shareholder of Yanyu) has entered into an Exclusive Equity Interest Purchase Agreement, which provides that TTB will be entitled to acquire such shares from the current shareholders upon certain terms and conditions, if such a purchase is or becomes allowable under PRC laws and regulations. The Exclusive Equity Interest Purchase Agreement also prohibits the current shareholders of each of Tranhold and Yanyu (other than the SOE Shareholder of Yanyu) from transferring any portion of their equity interests to anyone other than TTB. TTB has not yet taken any corporate action to exercise this right of purchase, and there is no guarantee that it will do so or will be permitted to do so by applicable law at such time as it may wish to do so.

Based on these agreements and according to the provisions of Financial Accounting Standards Board Interpretation No. 46R, “Consolidation of Variable Interest Entities” (or “FIN 46R”), Tranhold and Yanyu are considered two variable interest entities (“VIEs”), and the Company is the primary beneficiary. Accordingly, Tranhold and Yanyu have continued to be consolidated in the Company’s financial statements.

54.	Each of the founders have agreed to place on a pro rated basis the number of ordinary shares into escrow that is equal to 25% of the maximum number of shares to be sold in this offering, as disclosed on pages 7, 24 and 67. Please tell us how you will account for the return of these shares to the founders. Please also tell us and disclose how this has been reflected in your financial statements and other financial information throughout the filing. Please separately address whether this impacts your EPS computations in any historical and/or future period and tell us your basis in GAAP for the conclusions reached.

As a preliminary matter, the Founders’ Escrow amount has been decreased to twenty percent (20%) of the shares sold in the offering. The Registrant will account for the placement of shares into escrow and the return of such shares in accordance with the guidance provided by Commission’s Division of Corporation Finance Financial Reporting Manual. Section 7530 of the Financial Reporting Manual provides as follows:

7530 Escrowed Shares

The staff views the placement of shares in escrow prior to an IPO as a recapitalization by promoters similar to a reverse stock split. The agreement to release the shares upon the achievement of certain criteria is presumed by the staff to be a separate compensatory arrangement between the registrant and the promoters. Accordingly, the fair value of the shares at the time they are released from escrow should be recognized as a charge to income in that period. However, no compensation expense need be recognized for shares released to a person that has had no relationship to the registrant other than as a shareholder (for example, is not an officer, director, employee, consultant or contractor), and that is not expected to have any other relationship to the company in the future.

Pamela A. Long, Esq.

6/8/2009

Accordingly, the Registrant will account for the placement of shares into escrow in the same way it would account for a reverse stock split and will recognize a compensation expense equal to the fair value at the time of release upon the return of such shares to the founders. Such an expense will be recognized as a charge to income for the period in which the shares are released from escrow. The Registrant will recognize these compensation expenses because the shares will be released to shareholders who do not meet the requirements of the last sentence of Section 7530.

Note 1 -Background, page F-6

Reorganization and Acquisition, page F-6

55.	You disclose on page F-7 that the fair value of assets and liabilities of Yanyu was based on the appraisal conducted by a qualified independent appraiser. Please tell us the nature and extent of the independent appraiser’s involvement and tell us whether you believe they were acting as experts as defined in the Securities Act of 1933. If this third party was acting as an expert, you should delete your reference to them or name the independent appraiser and file a consent as required under the Securities Act of 1933.

The Registrant acknowledges the comment and has revised the sentence in question to read as follows: “The fair value of assets and liabilities of Yanyu approximated the book value as of December 31, 2007.”

56.	Please disclose who the accounting acquirer was in the December 31, 2007 sales and purchase agreement with certain existing shareholders of Yanyu. Tell us what accounting literature you referenced to support your conclusion. Also, tell us what accounting literature you referenced to support retroactive inclusion of Yanyu in your financial statements for periods prior to the December 31, 2007 acquisition date.

Pamela A. Long, Esq.

6/8/2009

In response to the Staff’s comment, the Registrant has revised Note 1 of the Financial Statements to disclose that TTII was the accounting acquirer in the December 31, 2007 sales and purchase agreement with certain existing shareholders of Yanyu. The Registrant came to this conclusion based on SFAS No. 141, “Business Combinations.” The Registrant based retroactive inclusion of Yanyu in the financial statements on SFAS No. 141R.

57.	It is not clear why you have reflected the 50,000 (pre stock-split) shares of common stock issued to the Yanyu original shareholders as outstanding in your EPS calculations and statement of shareholders’ equity prior to December 31, 2007. It appears that the number of shares of common stock outstanding should be 50,000 (pre stock-split) until the acquisition of Yanyu on December 31, 2007 and then 100,000 (pre stock-split) afterwards. Please advise or revise.

In response to the Staff’s comment, the Registrant responds that it based its pro forma presentation on the disclosure requirements of SFAS 141R. In addition, the Registrant has amended the presentation of its Financial Statements to include historical statements.

58.	We have the following additional comments regarding your accounting for the reorganization:

•	Please provide us with the entries that were recorded in the financial statements in order to reorganize Tranhold and Yanyu from being your subsidiaries to being VIEs;

In response to the Staff’s comment, the Registrant provides the following entries that were recorded in the financial statements in order to reorganize Tranhold and Yanyu from subsidiaries to VIEs:

TTB:

Debit:	Long-term investment in VIE – Yanyu	$1,564,675
Credit:	Long-term investment – Yanyu	$1,564,675
Debit:	Long-term investment in VIE – Tranhold	$699,917
Credit:	Long-term investment – Tranhold	$699,917

The consolidated statements elimination entries:

Debit:	Additional paid-in-capital (TTB)	$2,264,592
Credit:	Long-term investment – TTB (TTII)	$2,264,592
Debit:	Yanyu shareholders’ equity (Yanyu)	$699,917
	Tranhold shareholders’ equity (Tranhold)	$1,564,675
Credit:	Long-term investment in VIE – Tranhold (TTB)	$699,917
	Long-term investment in VIE – Yanyu (TTB)	$1,564,675

Pamela A. Long, Esq.

6/8/2009

•	Tell us if the equity of both VIEs was eliminated in its entirety and reclassified as minority interest beginning on November 28, 2008;

The equity of the VIEs was not eliminated and reclassified as minority interest. Only the way that the two companies are controlled changed. The consolidated financial statements did not change. The Registrant has concluded that TTB effectively owns the equity of both VIEs, other than the portion owned by the SOE Shareholder of Yanyu, through the various control agreements described in the registration statement. Accordingly, only the 7.14% minority interest was treated as such.

•

Tell us if you recorded an adjustment to recognize the loss of 10% profit, as Yanyu and Tranhold will pay 90% of their profits to TTB pursuant to the Exclusive Technical and Consulting Service Agreement, and explain your basis; and

In response to the Staff’s comment, the Registrant clarifies that no such adjustment is necessary because while the Exclusive Technical and Consulting Service Agreement only entitles TTB to 90% of the net profits of the VIEs, TTB is entitled to the remaining 10% of the VIE profits (other than those attributable to the SOE Shareholder) through the dividends to be paid according to the Proxy Agreements.

•

Clarify if TTB is entitled to 90% of Yanyu’s profit or just 90% of profit that Yanyu’s private shareholders receive. If TTB is entitled to only 90% of profit that Yanyu’s private shareholders receive, please revise your disclosures throughout the filing accordingly.

The Registrant clarifies that under the Exclusive Technical and Consulting Service Agreement, TTB is entitled to 90% of the profit that the Yanyu private shareholders would receive in the absence of the control agreements. The Registrant has a pledge interest in the remaining 10% of profit that the Yanyu private shareholders would receive. The Registrant has filed an amended Exclusive Technical and Consulting Service Agreement to clarify this point and has revised the Registration statement accordingly.

Pamela A. Long, Esq.

6/8/2009

Note 2 - Summary of Significant Accounting Policies, page F-8

General

59.	Please disclose the types of expenses that you include in the cost of revenues line item and the types of expenses that you include in the operating expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of revenues line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of revenues, please disclose:

•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•

in MD&A that your gross margin may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of revenues and others like you exclude a portion of them from gross margin, including them instead in a line item such as operating expenses.

In response to the Staff’s comment, the Registrant has revised the Financial Statements to disclose the types of expenses included in cost of revenues and operating expenses. Cost of revenues include material and equipment costs, transportation costs, labor costs, processing costs, packaging costs, quality inspection costs, quality control costs, and sales tax. Operating expenses include salaries, bonuses, social insurance of management, administrative and sales personnel, traveling costs, entertainment expenses, depreciation of equipment, amortization of intangible assets, office rental expenses, professional service fees, office supplies, R&D expenses and bad debt expenses. The Registrant recognizes inbound freight charges, purchasing and receiving costs and inspection costs in the cost of revenues. To date, the Registrant has not generated any warehousing costs, internal transfer costs or other distribution network costs. If in the future there are any such expenses, the Registrant will recognize such expenses as operating expenses.

Earnings Per Share, page F-13

60.	Please disclose the number of antidilutive shares by each type of security, See paragraph 40(c) of SFAS 128.

In response to the Staff’s comment, the Registrant confirms that it has no such antidilutive shares pursuant to paragraph 40(c) of SFAS 128.

Pamela A. Long, Esq.

6/8/2009

Recently Issued Accounting Pronouncements, page F-13

61.	You disclose here that you believe the adoption of SFAS 157 will not materially impact your financial statements. Further, you disclose on page 45 that you are currently evaluating the impact that the adoption of SFAS 157 will have on your consolidated financial position, results of operations or cash flows. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. As such, you were required to adopt SFAS 157 in the first quarter of fiscal 2008. Please note that FSP FAS 157-2 defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities only, while the remainder of SFAS 157 is still effective for fiscal years beginning after November 15, 2007. It is unclear from your disclosures whether you have any financial assets and/or liabilities that you measured at fair value as of December 31, 2008 in accordance with SFAS 157. If you do have any financial assets and/or liabilities that you measured at fair value as of December 31, 2008, please help us understand how you have met the disclosure requirements set forth in paragraphs 32-35 of SFAS 157 and in Appendix A to SFAS 157. Please revise or advise.

In response to the Staff’s comment, the Registrant has amended its disclosure to which accounting pronouncements have been adopted. The Registrant also confirms that it does not have any financial assets or liabilities that are measured at fair value as of December 31, 2008 in accordance with SFAS 157.

Note 10 Commitments and Contingencies, page F-19

Operating Leases, page F-19

62.	Paragraph 16(b)(i) of SFAS 13 requires disclosure of the future minimum lease payments required as of the date of the latest balance sheet presented for each of the five succeeding fiscal years. You have disclosed this information for each of the three succeeding fiscal years. Please revise or advise. In addition, please disclose the aggregate amount of your future minimum lease payments as of December 31, 2008.

In response to the Staff’s comment, the Registrant has revised its disclosure in the Financial Statements regarding operating leases to disclose the future minimum lease payments required for each of the five succeeding fiscal years and the aggregate amount of future minimum lease payments as of December 31, 2008. The Registrant is not committed to any lease payments beyond 2011. The aggregate amount of future minimum lease payments as of December 31, 2008 is $225,862.

Pamela A. Long, Esq.

6/8/2009

63.	Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

The Registrant does not have any such provisions in any of its lease. All leases the Registrant is currently engaged in are operating leases for office space and a testing workshop. The annual lease payments are fixed until the expiration of the lease. When the leases expire, the Registrant has the right to extend them at renegotiated prices. There are no capital improvement funding or other lease concessions in any of the leases.

Note 11 - Certain Significant Risks and Uncertainties, page F-19

64.	Five major customers represented approximately 38.9% and 47.3% of your sales for the years ended December 31, 2008 and 2007. It is unclear if any individual customer represented ten percent or more of your revenues in either period. If so, please disclose for each customer who represents ten percent or more of your revenues, the total amount of revenues from each such customer. See paragraph 39 of SFAS 131.

In response to the Staff’s comment, the Registrant has disclosed its major customers in the Registration Statement and has revised Note 11 of the Financial Statements as follows:

The Company has five major customers which represented approximately 38.9% and 65.6% of the Company’s sales for the years ended December 31, 2008 and December 31, 2007, respectively. Sales to two customers amounted to $1,415,251 in the segment of Wastewater and Tail Gas Treatment and $1,046,092 in the segment of Water Resource Management, or accounted for 17% and 12% of the Company’s sales for 2008, respectively. Sales to three customers amounted to $1,420,362 in the segment of Wastewater and Tail Gas Treatment, $711,821 in the segment of Water Resource Management and $550,000 in the segment of Wastewater and Tail Gas Treatment, or accounted for 30%, 15% and 11% of the Company’s sales for 2007, respectively. The customer who accounted for 12% of the total sales in 2008 and 15% in 2007 is the same customer.

Note 15 - Segment and Geographic Information, page F-21

65.	As required by paragraph 26(a) of SFAS 131, please disclose what your operating segments are and whether operating segments have been aggregated in accordance with paragraph 17 of SFAS 131.

Pamela A. Long, Esq.

6/8/2009

The Registrant has two operating segments. Segment 1 is Wastewater and Tail Gas Treatment and Segment 2 is Water Resource Management. The Registrant has aggregated the business into these two operating segments in accordance with paragraph 17 of SFAS 131.

66.	Please revise here and elsewhere in the filing the income before income taxes title, since the related amounts actually refer to income before income taxes and minority interest.

The Registrant acknowledges the Staff’s comment and has replaced all references to “income before taxes” with “income before taxes and minority interests.”

Item 16. Exhibits and Financial Statement Schedules, page II-2

Exhibit 10.10

67.	We note the apparent discrepancy between (i) the recital on page 3 of the “Management Fee Payment Agreement,” which reads “Whereas, Party A is the current legal shareholder of party C and holds 100% interest in Party C” and (ii) your discussion of this agreement on page 28 of the registration statement, which represents that at least one shareholder of Yanyu did not enter into the Management Fee Payment Agreement. Please advise us accordingly.

The Registrant acknowledges the Staff’s comment and has amended the typographical error on page 3 of the Management Fee Payment Agreement to match the language in the Prospectus.

Exhibit 23.4

68.	Please have your counsel Beijing Kang Da Law Finn revise its consent to extend to the use of its name under the captions “Risk Factors” and “Regulation.” See Rule 436(a) of Regulation C.

Pursuant to the Staff’s comment, the Registrant has filed a revised consent of Beijing Kang Da Law Firm as Exhibit 23.4 to the Amendment.

Item 17. Undertakings, page II-3

69.	Please provide the undertaking required by Item 512(f) of Regulation S-K.

Pursuant to the Staff’s comment, the Registrant has added the undertaking required by Item 512(f) of Regulation S-K on page II-3 of the Amendment.

Pamela A. Long, Esq.

6/8/2009

The Registrant is eager to complete the registration process. Thank you in advance for your assistance in reviewing this response and the First Amendment to Registration Statement on Form S-1. Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Bradley A. Haneberg
Bradley A. Haneberg

BAH:mll

Schedule 8: List of Factual Sources

PROSPECTUS SUMMARY — Industry and Market Background

1.	China has a smaller water supply than the United States but approximately five times as many people.

a.	New York Times, September 28, 2007, “Beneath Booming Cities, China’s Future Is Drying Up” (http://www.nytimes.com/2007/09/28/world/asia/28water.html?_r=1&pagewanted=print).

2.	China faces water scarcity, frequent floods in the south and east and droughts in the north and west, serious water pollution and heavy strains on the environment.

a.	World Bank, 2009, “Addressing Water Scarcity in China” (http://www-wds.worldbank.org/external/default/

WDSContentServer/WDSP/IB/2009/01/14/000333037_20090114011126/Rendered/PDF/

471110PUB0CHA0101OFFICIAL0USE0ONLY1.pdf).

3.	Water usage in China has quintupled since 1949.

a.	New York Times, September 28, 2007, “Beneath Booming Cities, China’s Future Is Drying Up” (http://www.nytimes.com/2007/09/28/world/asia/28water.html?_r=1&pagewanted=print).

4.	In addition, due to comparatively inefficient water use, Chinese industries may use three to ten times more water than comparable industries in the west, exacerbating China’s need for water resource management.

a.	New York Times, September 28, 2007, “Beneath Booming Cities, China’s Future Is Drying Up” (http://www.nytimes.com/2007/09/28/world/asia/28water.html?_r=1&pagewanted=print).

5.	Between 1995 and 2000, China invested approximately $47.4 billion in environmental protection.

a.	WEPA, “Environmental Protection Cost, China” (http://www.wepa-db.net/policies/enforcement/budget/china.htm).

6.	From 2000 through 2005, the investment grew to approximately $92.1 billion.

a.	State Economic and Trade Commission, “The Tenth Five-year Plan for the Development of the Environmental Protection Industry” (http://www.ccchina.gov.cn/en/NewsInfo.asp?NewsId=5390); WEPA, “Environmental Protection Cost, China” (http://www.wepa-db.net/policies/enforcement/budget/china.htm).

7.	From 2005 through 2010, China’s environmental investment is expected to be approximately $184.2 billion.

a.	Ministry of Environmental Protection of the People’s Republic of China, 2009, “The National Eleventh Five-year Plan” (http://english.mep.gov.cn/Plans_Reports/11th_five_year_plan/200803/t20080305_119001.htm).

8.	This growth represents a cumulative annual growth rate of approximately 14.5%.

a.	State Economic and Trade Commission, “The Tenth Five-year Plan for the Development of the Environmental Protection Industry” (http://www.ccchina.gov.cn/en/NewsInfo.asp?NewsId=5390).

9.	Of the estimated $184.2 billion to be spent on environmental protection, approximately $39.5 billion is expected to be used for water resource management, urban water management, wastewater treatment, sewage reuse and water treatment.

a.	World Bank, 2007, “Improving the Performance of China’s Urban Water Utilities” (http://www-wds.worldbank.org/

external/default/WDSContentServer/WDSP/IB/2007/09/25/000310607_20070925111156/Rendered/PDF/

409640P0704130Public.pdf).

10.	In November 2008, the Chinese government announced a stimulus package worth approximately $585 billion designed to respond to the current global economic crisis.

a.	The China Post, January 18, 2009 “Lessons from China’s Rise to Number 3” (http://www.chinapost.com.tw/editorial/world-issues/2009/01/18/192522/Lessons-from.htm).

11.	The first two allocations of the stimulus package have allocated approximately 10% of the $33 billion to environmental projects in China.

a.	China Environmental Law, February 4, 2009, “China’s Stimulus Package: Energy & the Environment (II)” (http://www.chinaenvironmentallaw.com/2009/02/04/chinas-stimulus-package-energy-the-environment-ii/).

OUR BUSINESS — Water Pollution Control in China

12.	China has a smaller water supply than the United States but approximately five times as many people.

a.	New York Times, September 28, 2007, “Beneath Booming Cities, China’s Future Is Drying Up” (http://www.nytimes.com/2007/09/28/world/asia/28water.html?_r=1&pagewanted=print).

13.	Water usage in China has quintupled since 1949.

a.	New York Times, September 28, 2007, “Beneath Booming Cities, China’s Future Is Drying Up” (http://www.nytimes.com/2007/09/28/world/asia/28water.html?_r=1&pagewanted=print).

14.	China possesses approximately 7% of the earth’s total fresh water supply, similar to Canada. China, however, has approximately 40 times more people than Canada.

a.	New York Times, September 28, 2007, “Beneath Booming Cities, China’s Future Is Drying Up” (http://www.nytimes.com/2007/09/28/world/asia/28water.html?_r=1&pagewanted=print).

15.	Approximately 300 million Chinese citizens have no access to clean water.

a.	World Bank, 2009, “Addressing Water Scarcity in China” (http://www-wds.worldbank.org/external/default/

WDSContentServer/WDSP/IB/2009/01/14/000333037_20090114011126/Rendered/PDF/

471110PUB0CHA0101OFFICIAL0USE0ONLY1.pdf).

16.	Over 700 million Chinese citizens drink water that does not meet current World Health Organization standards.

a.	Wikipedia, “Environment of China” (http://en.wikipedia.org/wiki/Environment_of_China).

17.	Chinese citizens have access to approximately one-quarter the per-person supply of water available on average around the world. China has one of the 15 lowest per capita water supplies in the world.

a.	Wikinvest, “China’s Water Scarcity” (http://www.wikinvest.com/concept/China%27s_Water_Scarcity).

18.	Per capita water availability in north China is only 757 cubic meters per year, less than one-fourth of per capita availability in south China, one-eleventh of the world average. The Food and Agriculture Organisation of the United Nations regards a per capita water level of less than 1,000 cubic meters per year as a severe constraint on socio-economic development and environmental protection.

a.	World Bank, 2009, “Addressing Water Scarcity in China” (http://www-wds.worldbank.org/external/default/

WDSContentServer/WDSP/IB/2009/01/14/000333037_20090114011126/Rendered/PDF/

471110PUB0CHA0101OFFICIAL0USE0ONLY1.pdf).

19.	Almost 90% of underground water in Chinese cities is affected by pollution.

a.	AsiaNews.it, December 28, 2005, “90% of Cities have Polluted Underground Water” (http://www.asianews.it/index.php?l=en&art=4979).

20.	Approximately 80% of China’s rivers fail to meet standards for fishing.

a.	Hu Hong-Ying and Song Yu-Dong, “Water Environmental Situation and Pollution Control in China” (http://www.wfeo.org/documents/download/Water%20Environmental%20Situation_China.pdf).

21.	According to China’s Ministry of Environmental Protection (“MEP”), over 70% of China’s lakes and 5 out of 7 major river systems are so polluted that they are not suitable for human contact.

a.	Hu Hong-Ying and Song Yu-Dong, “Water Environmental Situation and Pollution Control in China” (http://www.wfeo.org/documents/download/Water%20Environmental%20Situation_China.pdf).

22.	Almost all of China’s rivers are considered polluted to some degree.

a.	Hu Hong-Ying and Song Yu-Dong, “Water Environmental Situation and Pollution Control in China” (http://www.wfeo.org/documents/download/Water%20Environmental%20Situation_China.pdf).

23.	Southern China has access to over 80% of China’s water supply.

a.	World Bank, 2009, “Addressing Water Scarcity in China” (http://www-wds.worldbank.org/external/default/

WDSContentServer/WDSP/IB/2009/01/14/000333037_20090114011126/Rendered/PDF/

471110PUB0CHA0101OFFICIAL0USE0ONLY1.pdf).

24.	Approximately 400 of China’s 660 cities are affected by water shortages. Of those, over 100—including large cities like Beijing and Tianjin—are facing serious water shortages.

a.	World Bank, 2009, “Addressing Water Scarcity in China” (http://www-wds.worldbank.org/external/default/

WDSContentServer/WDSP/IB/2009/01/14/000333037_20090114011126/Rendered/PDF/

471110PUB0CHA0101OFFICIAL0USE0ONLY1.pdf).

25.	Northern China is reported to be experiencing its worst drought in fifty years. The North China Plain has seen seven consecutive years of drought, and its water table is falling at approximately five feet per year.

a.	CNN.com, February 6, 2009, “China Suffering Worst Drought in 50 Years” (http://www.cnn.com/2009/WORLD/asiapcf/02/06/china.drought.half.century/index.html); Businessworld.com, 2009, “The Drying Up of China” (http://www.businessworld.in/index.php/The-drying-up-of-China.html).

26.	China’s industrial water use is comparatively inefficient: to generate ¥10,000 in gross domestic product, China uses three times more water than the world average and seven times more than the United States.

a.	Asia Times, March 7, 2007, “China’s Going Down the Drain” (http://www.atimes.com/atimes/China_Business/IC07Cb03.html); Wikinvest, “China’s Water Scarcity” (http://www.wikinvest.com/concept/China%27s_Water_Scarcity).

27.	China recycles or reuses only 60% to 65% of water used by industry, compared with 80% to 85% in most developed countries.

a.	World Bank, 2009, “Addressing Water Scarcity in China” (http://www-wds.worldbank.org/external/default/

WDSContentServer/WDSP/IB/2009/01/14/000333037_20090114011126/Rendered/PDF/

471110PUB0CHA0101OFFICIAL0USE0ONLY1.pdf).

28.	In 2006, China treated in some form only 56 percent of 53.7 billion tons of waste water; the rest was discharged without any treatment.

a.	World Bank, 2009, “Addressing Water Scarcity in China” (http://www-wds.worldbank.org/external/default/

WDSContentServer/WDSP/IB/2009/01/14/000333037_20090114011126/Rendered/PDF/

471110PUB0CHA0101OFFICIAL0USE0ONLY1.pdf).

29.	In November 2000, the State Council notified all cities with a population greater than 100,000 to build one or more wastewater treatment facilities by 2005.

a.	Helmut Kaiser Consultancy, October 16, 2007, “China Environmental Protection Markets with stricter Enforcement and high market growth to 2030” (http://www.prlog.org/10034379-china-environmental-protection-markets-with-stricter-enforcement-and-high-market-growth-to-2030.html).

30.	The World Bank estimates that China’s water crisis currently costs China approximately 2.3% of its gross domestic product, of which 1.3% is attributable to water scarcity and 1% is a direct result of water pollution.

a.	World Bank, 2009, “Addressing Water Scarcity in China” (http://www-wds.worldbank.org/external/default/

WDSContentServer/WDSP/IB/2009/01/14/000333037_20090114011126/Rendered/PDF/

471110PUB0CHA0101OFFICIAL0USE0ONLY1.pdf).

31.	China failed to meet many of the environmental protection targets set in the The National Tenth Five-Year Plan for Environmental Protection (2001-2005) (the “10th Plan”), despite devoting more than 1% of China’s gross domestic product in environmental protections for the first time. For example, the 10th Plan set a target of 10% reduction in sulphur dioxide, but China actually experienced an increase of 27.8%. Similarly, key water resources met only 60% of the targets set for pollution during the 10th Plan.

a.	Ministry of Environmental Protection of the People’s Republic of China, 2009, “The National Eleventh Five-year Plan” (http://english.mep.gov.cn/Plans_Reports/11th_five_year_plan/200803/t20080305_119001.htm).

OUR BUSINESS — China’s Economic Development

32.	China’s population of approximately 1.3 billion people is expected to grow by almost 9 million people per year.

a.	U.S. Central Intelligence Agency, “The World Factbook: China” (https://www.cia.gov/library/publications/the-world-factbook/print/ch.html).

33.	The country’s gross national product has grown at a rate of approximately 9% for more than 25 years, making it the fastest growth rate for a major economy in recorded history and securing China’s place as the world’s third largest economy.

a.	Hanscomb Means Report, July/August 2004, “The Rise of China” (http://www.icoste.org/Roundup0405/HanscombeChinaMeans.pdf).

34.	In the same 25 year period, China has moved more than 300 million people out of poverty and quadrupled the average Chinese person’s income.

a.	C. Peter Theut, July 16, 2008, “China: Opportunity and Challenge” (http://www.icoste.org/Roundup0405/HanscombeChinaMeans.pdf).

35.	The potential of this market is noted by the fact that 400 of the world’s largest 500 companies have invested in China.

a.	James M. Zimmerman, China Law Deskbook, 2005, p. 2.

36.	China’s economy experienced overall growth of only 9% in 2008, its lowest growth rate in seven years, down from a growth rate of 13% in 2007.

a.	Xinhua, February 6, 2009, “Economists: China to see early recovery ahead of global economy” (http://news.xinhuanet.com/english/2009-02/06/content_10770850.htm); The China Post, January 18, 2009 “Lessons from China’s Rise to Number 3” (http://www.chinapost.com.tw/editorial/world-issues/2009/01/18/192522/Lessons-from.htm).

37.	The global financial crisis has significantly decreased demand for Chinese exports, resulting in factory closures and losses of millions of jobs. The falling demand for Chinese goods has recently caused the World Bank to cut its prediction for China’s 2009 economic growth from 7.5% to 6.5%, 2.5% lower than the seven year low of 9% seen in 2008.

a.	Xinhua, March 18, 2009, “World Bank Cuts China 2009 Growth Forecast to 6.5%” (http://news.xinhuanet.com/english/2009-03/18/content_11030733.htm).

38.	This prediction is also 1.5% lower than the 8% rate the Chinese government had predicted and said would be necessary to avoid significant further job loss.

a.	Xinhua, March 18, 2009, “World Bank Cuts China 2009 Growth Forecast to 6.5%” (http://news.xinhuanet.com/english/2009-03/18/content_11030733.htm).

39.	While predictions for China’s growth rate have fallen, China’s growth rate remains well above the World Bank’s forecast for decline of 1.5% for the world economy in 2009.

a.	Xinhua, March 18, 2009, “World Bank Cuts China 2009 Growth Forecast to 6.5%” (http://news.xinhuanet.com/english/2009-03/18/content_11030733.htm).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

40.	Under such an uncertain and unstable economy and market, the Chinese Government adjusted several major economic policies, including the use of a stimulus package in an effort to reach an 8% annual economic growth rate in 2009 and to encourage major banks to increase liquidity.

a.	Environmental Protection Bureau of Nanning, June 22, 2007, “Qiu on the Issue of Municipal Wastewater Treatment” (http://www.nnhb.gov.cn/web/2007-06/10033.htm).

41.	This resulted in a $663 billion increase in loans in the first quarter of 2009. Water resources and environmental protection infrastructure construction is one of the major sectors that benefits from this increased liquidity.

a.	The Central People’s Government of the People’s Republic of China, “China’s First Quarter Loans RMB4.58 Trillion” (http://www.gov.cn/test/2009-04/13/content_1284278.htm).

42.	China enjoyed a 6.1% GDP growth rate in the first quarter of 2009, which was much higher than global rates and a large amount of foreign currency surplus has strengthened China’s ability to resist the economic crisis. Also, it appears that the Chinese Government’s $580 billion stimulus package is starting to have a positive impact on overall economic performance. Approximately 10% of the $580 billion will be invested in water resources, environmental protection and eco-system improvement projects. In addition to this stimulus package, the Central Government increased spending in water resources facility construction by $29 billion in the fourth quarter of 2008.

a.	Xinhua, November 10, 2008, “Both Fiscal and Monetary Policy RMB4 trillion” (http://news.xinhuanet.com/fortune/2008-11/10/content_10333530.htm).

43.	During the 3rd International Forum of China Urban Water Development on November 7, 2008, Mr. Qiu Baoxing, Vice-Ministry of Housing and Urban-Rural Development of the China, said water pollution control in rural areas became a major area for Government investments. $145 billion will be allocated to approximately 20,000 small sewage treatment facilities. Currently, China has over 38,400 small towns with approximately 112 million in population. Most of these small towns do not have sewage collecting and treatment systems, resulting in severe water pollution and threatening sources of drinking water and ecological systems.

a.	Guangzhou Cooperation Office, “Ministry of Construction of Housing and Urban and Rural Areas: total wastewater treatment RMB1 trillion” (http://www.gzxz.gov.cn/Article/ShowArticle.asp?ArticleID=15521); Environmental Protection Bureau of Nanning, June 22, 2007, “Qiu on the Issue of Municipal Wastewater Treatment” (http://www.nnhb.gov.cn/web/2007-06/10033.htm).

July 9, 2008

Mr. Warren Zhao

Chief Executive Officer

Tri-Tech International Investment, Inc.

Room 1102, Beiguang Plaza

No. 23 Huangsi Street, Xicheng District

Beijing, PRC

Dear Mr. Zhao:

Pursuant to your recent discussions with Mr. Zhu Ming concerning the placement of an issue of common stock of Tri-Tech International Investment, Inc. (“TRI-TECH”), Anderson & Strudwick, Inc. (“A&S”) is pleased to be able to offer this proposed agreement (“Agreement”) to TRI-TECH.

After reviewing your management presentation and other materials, Anderson & Strudwick looks forward to working with your fine organization and becoming partners with you as you grow and prosper in the future. By being able to raise capital in the United States for TRI-TECH, A&S hopes to be able to align the interests of our investor clients with your interests and, together, we can both benefit. We are interested in the progress that you have made over the recent years, and we look forward to your continued growth with the capital that we would like to provide you as we move forward over the next few months. As you expand, we want to have an increasing role in your growth and good fortune.

By signing this Agreement, TRI-TECH hereby engages A&S, and A&S accepts such engagement as TRI-TECH’s exclusive underwriter in connection with an initial public offering (“Offering”) of newly issued ordinary shares of TRI-TECH. Upon completion of the Offering, TRI-TECH will be free to engage other firms as underwriters for future capital offerings.

For purposes of valuing TRI-TECH as it presently exists, A&S has relied upon the financial information provided by TRI-TECH and has determined the market value of TRI-TECH prior to the Offering to be approximately 16,756,000 (9.0) times its estimated trailing after tax net income for 2007. If TRI-TECH’s audited financial statements for 2007 state that the after tax net income is $1,861,853, the pre-IPO value of TRI-TECH would be about $16,756,000. However, A&S will recalculate the pre-Offering value of TRI-TECH based upon the same methodology set forth above using the after tax net income for the trailing twelve month period ending closest to the preliminary prospectus as contained in TRI-TECH’s registration statement (as defined below). NOTE: If the auditors use the Net Income versus the Comprehensive Income as the actual number for the earnings per share calculations, then the Net Income number will be the basis for the valuation. We have used the Comprehensive Income figure here.

707 East Main Street, 20th Floor • Richmond, Virginia 23219 • P.O. Box 1459 • Richmond, Virginia 23218-1459
804.643.2400 • 800.767.2424 • FAX: 804.343.3308 • www.AndersonStrudwick.com

Mr. Warren Zhao

July 9, 2008

Prior to the Offering or conditioned upon the closing of the Offering, TRI-TECH will alter its corporate structure so that just prior to the Offering, TRI-TECH’s then current shareholders will own 2,792,667 ordinary shares (at a per share price of $6.00) of TRI-TECH (based upon a year end 2007 net income of $1,861,853, with such valuation to be adjusted as set forth above). No preferred securities or convertible debt of TRI-TECH will exist. Existing preferred securities or convertible debt, if any, must convert into common shares, and the number of common shares that result from the conversion of the preferred securities and/or convertible debt, together with existing ordinary shares, will have a combined value of $16,756,000 if the proposed Offering were to take place today and TRI-TECH had achieved $1,861,853 in profits. Notwithstanding the previous sentence, if TRI-TECH has preferred shares outstanding, such shares may continue to be outstanding if they are perpetual preferred shares (no put right on the part of the holder) that bear no interest expense to TRI-TECH and convert at a rate of not more than 1 ordinary share for 1 share of preferred, all subject to the approval of A&S and its counsel. Furthermore, any loans made by TRI-TECH to officers or directors of TRI-TECH must be promptly disclosed to A&S.

TRI-TECH should strive to reduce its accounts receivables prior to the Offering as the current level may be viewed as a negative within the investment community after TRI-TECH becomes public. Also, to the extent that the notes receivable are loans to insiders, they must be paid off by the date of the first filing of registration statement under SEC rules. In any event, they should be paid off before the closing of the Offering. If not, A&S reserves the right to subtract such amounts from the valuation set forth above. It is very important for TRI-TECH to retain cash for its own use. It sends a signal to investors that you can make more money funding someone else’s business than you can your own business.

A&S proposes that the Offering will be made subject to the terms and conditions set forth as follows:

1.	The Offering

a.	A&S proposes the Offering be structured as a best efforts, $7,500,000 to $10,500,000 raise. A&S targets the Offering price to the public of the ordinary shares to be six dollars ($6.00) per share. After the Offering, the holders of the new 1,250,000 to 1,750,000 ordinary shares placed by A&S will own equity representing from approximately 30.9% to approximately 38.5% of TRI-TECH (at a $16,756,000 pre-Offering value and depending on the actual amount of the Offering), prior to the exercise of any options or warrants referenced herein.

b.

In addition to the ordinary shares to be placed by A&S in the Offering, TRI-TECH will establish a pool of options upon the closing of the Offering equal to not more than five percent (5%) of the total number of ordinary shares outstanding after the Offering (the

Mr. Warren Zhao

July 9, 2008

“Pool”). With the exception of the Pool, TRI-TECH will not grant additional shares or options to recipients without a vote of its shareholders. In addition, outside of the Pool, TRI-TECH will not grant any additional options or issue additional ordinary shares prior to the expiration of a two-year period following the closing of the Offering. All options issued under the Pool will have five-year vesting periods (20% per annum) and will permit the holder to purchase one ordinary share of TRI-TECH for each option exercised. The exercise price of the options will be the market price of an ordinary share of TRI-TECH on the date on which the option is granted to the recipient. For those granted on the date of the closing of the Offering, the exercise price will be the IPO price or $6.00. The options available under the Pool need not be granted by the date of the completion of the Offering, but options granted after the completion of the Offering will have exercise prices equal to the closing price of an ordinary share of TRI-TECH on the date of grant, as reported on the exchange upon which the ordinary shares are then traded. No options can be awarded without an affirmative vote of the Board of Directors of TRI-TECH.

c.	The Offering will be subject to compliance with the Securities Act of 1933, as amended (the “Act”) and other applicable federal and state securities laws, unless otherwise deemed to be exempt from the Act. TRI-TECH will use its best efforts to promptly prepare and file a Registration Statement, on such form as may be advised by its counsel (the “Registration Statement”), covering the ordinary shares, the Underwriter Warrants and ordinary shares to be issued upon the exercise of the Underwriter Warrants, as such terms are defined herein. The Registration Statement shall conform to the requirements of the Act and the rules and regulations of the Securities and Exchange Commission (“SEC”). TRI-TECH will use its best efforts to file such amendments to the Registration Statement as are necessary in order for the Registration Statement to be declared effective by the SEC and any applicable state securities administrators. In connection with the preparation of the Registration Statement and other matters pertaining to the Offering, TRI-TECH and its officers, accountants and counsel shall furnish to A&S and its counsel with such information and documents as shall be reasonably requested. In addition to the Registration Statement, TRI-TECH will also cause to be prepared a prospectus covering the sale of the ordinary shares placed in the Offering. Such prospectus will conform to the requirements of the Act. Also, such prospectus shall be satisfactory to A&S, in its discretion. TRI-TECH and its counsel will also endeavor in good faith to cooperate with A&S and its counsel to qualify the ordinary shares for offer and sale under the applicable securities laws of such jurisdictions as A&S may reasonably designate.

e.	TRI-TECH agrees to use its reasonable best efforts to have the ordinary shares listed on the NASDAQ Capital Market. A&S agrees to use its reasonable best efforts to place the ordinary shares in such a manner so as to qualify the issue for listing on the above exchange or the NASDAQ Global Market. A&S will place the securities with the required number of “round lot” holders so as to meet the necessary distribution requirements in terms of the number of holders.

Mr. Warren Zhao

July 9, 2008

2.	A&S’ Fee, Expenses and Other Arrangements

a.	Upon the successful completion of the Offering, TRI-TECH shall pay A&S a placement agent fee equal to seven percent (7.0%) of the gross proceeds of the ordinary shares placed in the Offering.

b.	A&S will have the right but not the obligation to purchase from TRI-TECH, and TRI-TECH hereby agrees to sell to A&S warrants to purchase that number of ordinary shares equal to ten percent (10%) of the number of ordinary shares placed in the Offering (the “Underwriter Warrants”). The Underwriter Warrants will permit the holder(s) thereof to purchase one ordinary share for each Underwriter Warrant at a price equal to $7.20 per ordinary share (that is, one hundred twenty percent (120%) of the public offering price). In the event, for any reason, the Underwriter Warrants and the ordinary shares underlying the Underwriter Warrants are unable to be registered in the Offering, the Underwriter Warrants will provide the holder(s) of the Underwriter Warrants with a single demand registration right to register the resale of the Underwriter Warrants and/or the shares underlying the Underwriter Warrants. To the extent TRI-TECH fails to register the resale of such securities within 90 days of written demand for registration, the holders of the Underwriter Warrants may utilize a “net exercise” provision in each Underwriter Warrant enabling the holder thereof to pay the exercise price of the Underwriter Warrants by reducing the number of ordinary shares issuable thereunder. The Underwriter Warrants will be valid for five years from the date of grant. A&S and any employee assignees of A&S will be prohibited from selling the Underwriter Warrants and the ordinary shares underlying the Underwriter Warrants for a period of six months following the closing of the Offering. Notwithstanding the foregoing, A&S and any employee assignees of A&S may exercise the Underwriter Warrants during this period, but the ordinary shares received upon exercise shall remain subject to the six month restriction.

c.	TRI-TECH will provide A&S with an accountable expense allowance of one percent (1.0%) in connection with its services for serving as the placement agent of the Offering.

d.	Except as provided in Section 4 (a), TRI-TECH will be responsible for all expenses related to its counsel and other fees and expenses typical of such an offering, other than counsel to A&S, which shall be the responsibility of A&S. TRI-TECH will also be responsible for all accounting and auditing services to be rendered by a PCAOB registered public accounting firm for auditing its financial statements and associated costs in connection with the services typically rendered by an accounting firm in connection with an initial public offering of the type covered by this Agreement.

Mr. Warren Zhao

July 9, 2008

e.	Upon completion of the Offering, A&S will have no obligation to pay any of TRI-TECH’s expenses associated with being a publicly-traded company, including ongoing filing fees, the preparation and filing of periodic financial statements, listing fees, the costs associated with the preparation of any annual reports, etc.

f.	Except as provided in Section 4 (a), no fees or Underwriter Warrants shall be due A&S in the event that the issue fails to close as provided in this Agreement.

3.	Notice of Events

Until the closing of the Offering or until the termination of this Agreement, whichever occurs first, TRI-TECH and A&S agree to notify the other promptly of any occurrence of any event which might materially affect the Offering or the status of TRI-TECH or A&S.

4.	Termination

a.	Should (i) TRI-TECH abandon the Offering; (ii) A&S terminate this Agreement as a result of what it deems to be unsatisfactory results of the due diligence review referenced in Section 5 (c) hereof; (iii) A&S terminate this Agreement upon the breach by TRI-TECH of any term of this Agreement; (iv) TRI-TECH merge with, acquire or be acquired by another company and either such resulting company or A&S chooses to not proceed with the Offering; (v) the Offering fail to close by June 30, 2009 for reasons in the control of TRI-TECH including the failure to comply with the terms of this Agreement (unless such date is extended by mutual agreement of all of the parties to this Agreement) or (v) the Offering fail to close by June 30, 2009 due to reasons beyond the control of either A&S or TRI-TECH (other than reasons referenced in Section 4(b)(iii)) including the inability to agree upon any specific terms of the proposed Offering not expressly addressed herein (providing that each party is acting in good faith with respect to such negotiations), TRI-TECH agrees to pay the reasonable, out-of-pocket expenses, including attorneys’ fees, incurred by A&S to and including the date of abandonment or termination. The out-of-pocket expenses of A&S payable under this Section 4 (a) shall not exceed (x) $50,000 for all matters undertaken prior to the initial filing of the Registration Statement or (y) $75,000 for all matters undertaken subsequent to the initial filing of the Registration Statement but prior to the date of abandonment or termination. In addition, should TRI-TECH or any successor or affiliated organization raise equity in any public or private market in excess of $10,000,000 (either in one installment or several) within one year of any termination pursuant to Section 4 (a)(i), (iii), or (iv), TRI-TECH will pay A&S the minimum amount that A&S would have received as its fee had the Offering been completed, i.e. (seven percent of $7,500,000 or $525,000), upon the closing of such financing(s). Upon the closing of the Offering, the previous sentence shall no longer apply.

Mr. Warren Zhao

July 9, 2008

b.	Should (i) A&S abandon the Offering for reasons other than the breach of any term of this Agreement by TRI-TECH, (ii) the Offering fail to close by June 30, 2009 for reasons solely in the control of A&S, (iii) the Offering fail to close by June 30, 2009 because of any inability to sell the issue due to adverse market conditions, or (iv) should the events referenced in Section 5 (s) occur, A&S will be responsible for the fees and expenses of its counsel and any other A&S expense, and TRI-TECH will be responsible for all other fees and expenses. Thereafter, neither party shall have any obligation to the other.

5.	General Conditions

A&S’ intention as expressed in this Agreement is subject to the following general conditions:

a.	In the opinion of A&S, there will have been no material adverse changes in the business or financial condition of TRI-TECH or any material adverse change in the overall capital markets or in political or economic relations between the People’s Republic of China and the United States.

b.	TRI-TECH must provide for appropriate “comfort letters” from its independent certified public accountants with respect to the audited and unaudited financial statements and other financial information and other data contained in the Registration Statement and/or prospectus as specified in an underwriting agreement to be executed by A&S and TRI-TECH relating to the Offering (the “Underwriting Agreement”).

c.	All relevant terms, conditions, and circumstances relating to the proposed Offering, will be satisfactory to A&S and TRI-TECH. The results of A&S’ due diligence investigation will be satisfactory to A&S and its counsel in their sole and absolute discretion.

d.	The Underwriting Agreement will contain appropriate representations and covenants of TRI-TECH, including, but not limited to, reciprocal covenants of indemnity and the provision of satisfactory opinions of counsel.

e.	A&S reserves the right to choose additional co-managers or other underwriters to assist in the Offering. The management of TRI-TECH will be available, at its expense, to meet with other underwriters as may be reasonably required at their home offices in China.

f.	This Agreement will be an exclusive contract between A&S and TRI-TECH. TRI-TECH agrees that it will not enter into negotiations with other underwriters during the term of the Agreement, unless the Offering is not completed as set forth herein. Also, see Section 5 (u) below.

Mr. Warren Zhao

July 9, 2008

g.	All uses of the symbol “$” in the Agreement refer to dollars of the United States of America.

h.	Should there be any disagreements between the parties to this Agreement concerning the specific details of this Agreement, the original signed versions will be used as the basis for resolving the disagreement. (The parties intend and agree that A&S will not be held liable for any errors that might result from an incorrect translation of the terms or spirit of this document into a language other than English.) This Agreement shall be construed and governed in accordance with the laws of the Commonwealth of Virginia, in the United States of America.

i.	Following the completion of the Offering, TRI-TECH will comply with all corporate governance, financial and other disclosure requirements mandated by the securities exchange upon which the common shares are listed.

j.	All documents prepared in connection with the Offering will be written in English, and the cost of translating any and all documents and other materials in any other language will be the sole expense of TRI-TECH.

k.	Until such time as (i) the investors in TRI-TECH who purchased their ordinary shares due to the efforts of A&S own less than ten percent of total outstanding ordinary shares of TRI-TECH or, (ii) the average closing price per common share of TRI-TECH equals or exceeds $24.00 for a period of 15 consecutive trading days, A&S will have the right, from time to time, to designate one person to serve as non-voting observer to the Board of Directors of TRI-TECH, subject to the approval of TRI-TECH which approval not to be unreasonably withheld. Board meetings will be held at least quarterly, but participants will have the right to attend via phone as may be desirable. Observer to the Board meetings of TRI-TECH will be entitled to receive up to $6,000 of reimbursed travel expenses per each meeting attended in person, subject to a maximum payment of $12,000 per year per observer.

1.	A&S and its counsel will travel to TRI-TECH’s offices for the purpose of conducting the initial due diligence after the execution of this Agreement provided that the independent auditor has completed its field work on TRI-TECH in connection with the preparation of the Offering materials.

m.	Prior to the closing of the Offering, TRI-TECH agrees to retain the services of a consulting firm experienced in transitioning management from a private organization to a public entity. Such arrangement will be for a minimum period of one year and will be paid for using the proceeds of the IPO and will be disclosed in the “Use of Proceeds” section of the Offering documents. The selected firm must be acceptable to A&S.

n.	Unless accepted by TRI-TECH by July 21, 2008, A&S may withdraw this proposed Agreement without notice. This Agreement may not be modified or changed in any way

Mr. Warren Zhao

July 9, 2008

except by written instrument executed by both TRI-TECH and A&S. The parties agree that the Offering documents, when executed, shall take precedence over this Agreement. All of the parties agree that time is of the essence relative to the completion of the Offering and the performance of the obligations by the various parties, as specified herein.

o.	A&S’ and TRI-TECH’s acceptance of the general terms and conditions set forth in this Agreement does not constitute an agreement to consummate the transactions described herein, except as to the commitment by TRI-TECH or A&S to pay the expenses referred to in this Agreement.

p.

A&S will require each officer, director and significant shareholder of TRI-TECH (greater than 5% at the time of the execution of this Agreement) to sign lock-up agreements that will permit such individuals to sell not more than  1/2 of each holder’s common shares of TRI-TECH after a period of 90 days following the closing of the Offering and a restriction on selling the other  1/2 for a period of an additional 100 days. To the extent such individuals are unwilling to execute such lock-up agreements, A&S may terminate the Offering.

q.	TRI-TECH will enter into employment agreements with its key employees, which will be reasonably satisfactory to A&S. Such agreements will include long-term periods of employment and covenants not to compete with TRI-TECH should the employee leave TRI-TECH’s employ.

r.	TRI-TECH will establish an annual bonus pool that will provide that bonuses be paid to employees of TRI-TECH as determined by the Board of Directors acting upon the recommendation of senior management. The bonuses under this pool will amount, in the aggregate, to not more than ten percent (10%) of TRI-TECH’s pre-tax net income (or the equivalent measurement thereof in China - however this is not to be calculated as pre-value added tax) for the immediately preceding fiscal year, as reflected on TRI-TECH’s financial statements. Such amounts will be paid within sixty (60) days of the release of TRI-TECH’s audited financial statements.

s.	Kaufinan & Canoles will serve as counsel to A&S. Such firm will also be retained by TRI-TECH to represent it in matters relating to the filing of the Registration Statement with the SEC. Kaufman & Canoles will prepare an agreement to be entered into by A&S and TRI-TECH in connection with such service. Mr. Bradley A. Haneberg will be the lead representative of Kaufinan & Canoles in this matter.

t.	Should Mr. Zhao of TRI-TECH or Mr. Downs of A&S no longer be employed by TRI-TECH or A&S, respectively, at any time during the course of the preparation of the Offering, the parties to this Agreement may, at their option, terminate this agreement and invoke the provisions of Section 4 (b) of this Agreement.

Mr. Warren Zhao

July 9, 2008

u.	Nothing in this letter is intended in any way to restrict TRI-TECH from dealing with other investment bankers on future capital raises following the completion of the Offering. A&S has no right of first refusal on future capital raises of TRI-TECH.

By signing below, Mr. Zhao and Mr. L. McCarthy Downs, I11 personally warrant that they have the authority to commit TRI-TECH and A&S, respectively, to the terms of this Agreement.

If the above accurately reflects our agreement regarding the subject matter, please indicate your agreement to, and acceptance of, such terms by dating and signing in the space indicated and returning one original copy of this correspondence to us and retain one for you.

Sincerely,

ANDERSON & STRUDWICK, INC.

L. McCarthy Downs, III
Senior Vice President

Agreed To and Accepted By:

Tri-Tech International Investment, Inc. hereby accepts the terms and provisions of, and agrees to be bound by the terms and provisions of, the foregoing letter, as of this date.

TRI-TECH INTERNATIONAL INVESTMENT, INC.

By:		2008.7.15
	Warren Zhao	Date
	Chief Executive Officer

cc:	via e-mail

Mr. Ming Zhu
Mr. Bradley A. Haneberg, Esquire
Mr. Phil Fan, PE